UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TimeFireVR, Inc.

(Name of Issuer)

Common stock, $0.001 per share

(Title of Class of Securities)

88732W109

(CUSIP Number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Jeffrey M. Thompson
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
14,566,078,398(1)

8. Shared Voting Power
n/a

9. Sole Dispositive Power
14,566,078,398(1)

10. Shared Dispositive Power
n/a

11. Aggregate Amount Beneficially Owned by Each Reporting Person
14,566,078,398(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
55.23%(2)
14. Type of Reporting Person
IN

 (1) Consists of 236,000,000 shares of common stock, and 1,433,007.8398 shares of Series A Preferred Stock. Shares of Series A Preferred Stock are convertible to common stock at a ratio of 10,000 for 1, and vote together with the common stock on an as-if-converted basis.

(2) Based on a total of 26,374,786,305 total possible shareholder votes. Calculation does not account for certain voting and conversion limitations applicable to certain other shareholders.

ITEM 1. SECURITY AND ISSUER

(a) Name of Issuer:

TimeFireVR, Inc.

(b) Address of Issuer's Principal Executive Offices:

7150 E. Camelback Rd., Suite 44

Scottsdale, AZ 85251

(c) Title of the class of equity securities to which this statement relates:

Common stock, par value $0.001

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name:

Jeffrey M. Thompson

(b) Residence or business address:

5 Shell Castle Club

Palmas Del Mar, PR 00791

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The reporting person is the President and CEO of Red Cat Propware, Inc. (“Red Cat”), a corporation headquartered at 1607 Ponce de Leon Ave, Suite 407, San Juan, PR 00909. In addition, following the issuer’s acquisition of Red Cat, the reporting person also serves as the President, CEO, and a Director of the issuer.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 15, 2019, pursuant to the terms of a Share Exchange Agreement (the “SEA”) the issuer acquired all of the issued and outstanding capital stock of Red Cat, in exchange for the issuance of a total of 236,000,000 shares of common stock and 2,169,068.0554 shares of Series A Preferred Stock to the former shareholders of Red Cat. As a former shareholder of Red Cat, and in exchange for his 3,875,000 shares of Red Cat stock, the reporting person received 236,000,000 shares of common stock, and 1,433,007.8398 shares of Series A Preferred Stock under the SEA.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the reporting person’s acquisition of controlling interest, pursuant to the SEA, was consummate the issuer’s acquisition of Red Cat and to shift the primary business focus of the issuer to the business of Red Cat. Red Cat offers secure, cloud-based analytics, storage, and services for drones.

 In connection with the acquisition of controlling interest by the reporting person under the SEA, the issuer appointed the reporting person as President, CEO, and a Director of the issuer. In addition, pursuant to the SEA, Red Cat has the right to appoint up to three (3) additional members to the issuer’s board of directors.

Except as otherwise described above, there are no other current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The reporting person holds 236,000,000 shares of common stock, and 1,433,007.8398 shares of Series A Preferred Stock of the issuer. Except as described above in connection with the SEA, the reporting person has not effected any transactions in the issuer’s common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Share Exchange Agreement (1)

(1)	Incorporated by reference to the Current Report on Form 8-K filed by TimeFireVR, Inc. on May 16, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2019

Date

By:/s/ Jeffrey Thompson

Jeffrey M. Thompson